UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Medicenna Therapeutics Corp.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

58490H107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58490H107

1	Name Of Reporting Persons Fahar Merchant
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		17,935,000
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		17,935,000

9	Aggregate Amount Beneficially Owned By Each Reporting Person 17,935,000
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 32.7%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	The number of shares outstanding for purposes of this percentage calculation assumes 52,902,061 outstanding Common Shares of the Issuer as of February 11, 2021, as provided by the Issuer to the Reporting Persons. Includes 1,925,000 shares subject to outstanding options and warrants exercisable within 60 days of the date of this filing.

CUSIP No. 58490H107

1	Name Of Reporting Persons Rosemina Merchant
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		17,935,000
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		17,935,000

9	Aggregate Amount Beneficially Owned By Each Reporting Person 17,935,000
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 32.7%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	The number of shares outstanding for purposes of this percentage calculation assumes 52,902,061 outstanding Common Shares of the Issuer as of February 11, 2021, as provided by the Issuer to the Reporting Persons. Includes 1,925,000 shares subject to outstanding options and warrants exercisable within 60 days of the date of this filing.

CUSIP No. 58490H107

1	Name Of Reporting Persons Aries Biologics Inc.
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization British Columbia, Canada

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		5,500,000
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		5,500,000

9	Aggregate Amount Beneficially Owned By Each Reporting Person 5,500,000
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 10.4%[1]
12	Type of Reporting Person (See Instructions) CO

[1]	The number of shares outstanding for purposes of this percentage calculation assumes 52,902,061 outstanding Common Shares of the Issuer as of February 11, 2021, as provided by the Issuer to the Reporting Persons.

CUSIP No. 58490H107

Item 1 (a).	Name of Issuer:
Medicenna Therapeutics Corp. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:
2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2
Canada

Item 2 (a).	Name of Person Filing:
Fahar Merchant, Rosemina Merchant, and Aries Biologics Inc. (“Aries Biologics”) (together, the “Reporting Persons”)[1]

Item 2 (b).	Address of Principal Business Office or, if None, Residence:
Fahar Merchant - 2 Bloor St. W., 7th Floor, Toronto, Ontario M4W 3E2, Canada
Rosemina Merchant - 2 Bloor St. W., 7th Floor, Toronto, Ontario M4W 3E2, Canada
Aries Biologics – 439 Helmcken Street, Vancouver, British Columbia V6B 2E6, Canada

Item 2 (c).	Citizenship:
Dr. Fahar Merchant is a citizen of Canada.
Rosemina Merchant is a citizen of Canada.
Aries Biologics is a corporation organized under the Business Corporations Act (British Columbia).

Item 2 (d).	Title of Class of Securities:
Common Shares, No Par Value (the “Common Shares”)

Item 2 (e).	CUSIP Number:
58490H107

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

Fahar Merchant – 17,935,000 Common Shares

Rosemina Merchant – 17,935,000 Common Shares

Aries Biologics – 5,500,000 Common Shares

(b)	Percent of class:

Fahar Merchant – 32.7%

Rosemina Merchant – 32.7%

Aries Biologics – 10.4%

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes and each expressly disclaims membership in a group.

CUSIP No. 58490H107

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

	(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5 – 8.

	(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

	(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5 – 8.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021.

/s/ Fahar Merchant
Name: Fahar Merchant
Title: Chairman, President and Chief Executive
Officer, Medicenna Therapeutics Corp.

/s/ Rosemina Merchant
Name: Rosemina Merchant
Title: Chief Development Officer, Medicenna
Therapeutics Corp.

ARIES BIOLOGICS INC.

By:	/s/ Fahar Merchant
Name: Fahar Merchant
Title: Chairman, President and CEO

EXHIBITS

Exhibit	Title
Number

99.1	Joint Filing Agreement, dated February 12, 2021, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended